Subsidiaries of the Registrant

         Subsidiary                                 State of Incorporation

         Fields Aircraft Spares Incorporated        California

         Fields Aero Management, Inc.               California



         Each of the subsidiaries listed above is a wholly owned subsidiary of the Company, except that McDonnell Douglas Corporation owns Series A Preferred Stock of Fields Aircraft Spares Incorporated.

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